Press Release

[Ahold logo] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  December 19, 2003
                                 For more information:  +31 75 659 57 20


Dudley Eustace completes his work at Ahold

Zaandam, The Netherlands, December 19, 2003 - Ahold today announced that Dudley Eustace, the man brought in as interim CFO in March, has completed his term as a member of the Corporate Executive Board at Ahold. His primary responsibilities had been to stabilize the financial fundamentals of the company and recruit a permanent Chief Financial Officer.

"There is no doubt that Ahold is now in better shape than when Dudley came on board," said Ahold President & CEO Anders Moberg, commenting on Eustace's achievement. "He has made an enormous contribution to improving the liquidity position of the company. It is largely thanks to Dudley's stewardship of the financial restructuring process in the months following the announcement of February 24 that we were able to draw a line under the past and move forward to where we are today. Together with Hannu Ryopponen, whose appointment as CFO was confirmed in September, he spent countless hours with our financial advisors and guided the preparation of our numbers for full-year 2002 and the first three quarters of 2003. He also laid the groundwork for the new credit facility and the recent rights offering, which was successfully placed. We are grateful to Dudley for what he has done for our company and wish him well for the future."

Eustace, 67, will now be able to devote more time to his family and to his position as non-executive chairman of Smith & Nephew plc, a London-based global leader in advanced medical devices. Eustace was appointed Chairman in 2000 following a year as Deputy Chairman. Prior to that, the British national was also based in The Netherlands as Deputy Chairman and Director of Finance at Royal Philips Electronics N.V. from 1992 through 1999. Eustace remains a member of the Supervisory Boards of KLM Royal Dutch Airlines N.V., Royal KPN N.V., Hagemeyer N.V. and Aegon N.V.

"When I came on board, I said that I was delighted to be able to assist Ahold," Eustace said on his final day at the company. "It has been an intensive 10 months but the teamwork between key players throughout the company has been outstanding and the confidence of the financial community in our ability to deliver is gradually being restored. I wish Anders, my colleagues on the Corporate Executive Board and indeed all Ahold associates the very best of luck in rebuilding the reputation of this fine company going forward."

Ahold Corporate Communications: +31.75.659.5720





                                                   Albert Heijnweg 1, Zaandam
                                                   P0. Box 3050, 1500 HB Zaandam
                                                   The Netherlands
                                                   Phone:  +31 (0)75 659 5720
                                                   Fax:    +31 (0)75 659 8302

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